Filed Pursuant to Rule 433

Registration No. 333-213439

Final Term Sheet

May 11, 2017

VERIZON COMMUNICATIONS INC.

$1,500,000,000 Floating Rate Notes due 2020

Issuer:	Verizon Communications Inc. (“Verizon”)

Title of Securities:	Floating Rate Notes due 2020 (the “Notes”)

Trade Date:	May 11, 2017

Settlement Date (T+7):	May 22, 2017

Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the third U.S. business day before the settlement date will be required, by virtue of the fact that the Notes initially settle in T+7, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to the U.S. third business day before the settlement date should consult their advisors.

Maturity Date:	May 22, 2020

Aggregate Principal Amount Offered:	$1,500,000,000

Public Offering Price:	100.000% plus accrued interest, if any, from May 22, 2017

Underwriting Discount:	0.200%

Proceeds to Verizon (before expenses):	99.800%

Use of Proceeds:	General corporate purposes, which may include, depending on market and other conditions, the repayment of outstanding indebtedness

Interest Rate:	Three-month LIBOR plus 0.550%, to be reset quarterly. The interest rate on the Notes will in no event be lower than zero.

Interest Payment Dates:	Quarterly in arrears on each February 22, May 22, August 22 and November 22, beginning August 22, 2017. If any interest payment date falls on a day that is not a business day, as defined below, we will make the interest payment on the next succeeding business day unless that business day is in the next succeeding calendar month, in which case (other than in the case of the interest payment date on the maturity date) we will make the interest payment on the immediately preceding business day. If an interest payment is made on the next succeeding business day, no interest will accrue as a result of the delay in payment. Interest on the Notes will be computed on the basis of a 360-day year and the actual number of days elapsed. Interest on the Notes will accrue from, and including, May 22, 2017, to, but excluding, the first interest payment date and then from, and including, the immediately preceding interest payment date to which interest has been paid or duly provided for to, but excluding, the next interest payment date or the maturity date, as the case may be.

When we use the term “business day” with respect to the Notes, we mean any day, other than a Saturday or a Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close in The City of New York; provided that such day is also a London business day. “London business day” means any day on which commercial banks are open for business, including dealings in U.S. dollars, in London.

Form and Denomination:	Book-entry only form. Minimum denominations of $2,000 and integral multiples of $1,000 in excess of $2,000

Optional Redemption:	Not redeemable prior to maturity

Certain U.S. Federal Income Tax

Considerations:	Comparable to Verizon’s prior issuances of U.S. dollar-denominated floating rate notes

Allocation:

Principal Amount of Notes

RBC Capital Markets, LLC	$712,500,000

Wells Fargo Securities, LLC	712,500,000

Samuel A. Ramirez & Company, Inc.	37,500,000

The Williams Capital Group, L.P.	37,500,000

Total	$1,500,000,000

Representatives:	RBC Capital Markets, LLC and Wells Fargo Securities, LLC

Reference Document:	Prospectus Supplement dated May 11, 2017; Prospectus dated September 1, 2016

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting RBC Capital Markets, LLC toll-free at 1-866-375-6829 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751 or contacting the issuer at:

Investor Relations

Verizon Communications Inc.

One Verizon Way

Basking Ridge, New Jersey 07920

Telephone: (212) 395-1525

Internet Site: www.verizon.com/about/investors

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.